UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

CROSSTEX ENERGY, INC.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

22765Y104
(CUSIP Number)

Philip A. Falcone Chief Executive Officer 450 Park Avenue, 27th Floor New York, New York 10022 (212) 906-8555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22765Y104	Page 1 of 6

1	NAME OF REPORTING PERSON Harbinger Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 22765Y104	Page 2 of 6

1	NAME OF REPORTING PERSON Philip Falcone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 22765Y104	Page 3 of 6

 Item 1.    Security and Issuer.

This Schedule 13D is being filed by the undersigned with respect to the shares of Common Stock, par value $0.01 per share (the “Shares”), of Crosstex Energy, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 2501 Cedar Springs, Dallas, TX 75201.

Item 2.    Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a-c, f) This Schedule 13D is being filed by Harbinger Group Inc., a Delaware corporation (“HGI”) and Mr. Philip Falcone (together with HGI, the “Reporting Persons”).  The information required by General Instruction C to Schedule 13D with respect to (i) the executive officers and directors of HGI (except for Mr. Falcone who is a Reporting Person) is listed on Schedule A hereto and (ii) each person controlling HGI is listed on  Schedule B hereto (the persons identified in clause (i) and (ii), the “Instruction C Persons”, and together with the Reporting Persons, the “Harbinger Persons”).  HGI is a holding company and its principal business address is 450 Park Avenue, 27th Floor, New York, NY 10022.  Mr. Falcone is the Chief Executive Officer and Chairman of the Board of Directors of HGI.  Mr. Falcone’s relationship with the Instruction C Persons is described in Schedule B hereto.

(d) None of the Harbinger Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Harbinger Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 3.    Source and Amount of Funds or Other Consideration.

No material change.

CUSIP No. 22765Y104	Page 4 of 6

Item 4.    Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“As of the date hereof the Reporting Persons have ceased to beneficially own any Shares.”

Item 5.    Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a, b) As of the date hereof the Reporting Persons have ceased to beneficially own any Shares.”

CUSIP No. 22765Y104	Page 5 of 6

(c) The trading dates, number of Shares purchased and sold and price per Share for all transactions in the Shares that were effected by the Reporting Persons in the past sixty days are set forth in Exhibit A hereto.

(d) Not applicable.

(e) The Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares on October 22, 2012.”

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6  of the Schedule 13D is hereby amended and restated in its entirety as follows:

“As of the date hereof the Reporting Persons have ceased to beneficially own any Shares.”

Item 7.    Material to be Filed as Exhibits.

Exhibit A:	Transactions in the Shares.

Exhibit B:	Joint Filing Agreement.

CUSIP No. 22765Y104	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER GROUP INC.
By:	/s/ Philip A. Falcone
	Name:	Philip A. Falcone
	Title:	Chief Executive Officer

/s/ Philip A. Falcone
Philip A. Falcone

October 23, 2012

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

Schedule A

Executive Officers and Directors of HGI

Name	Business Address	Citizenship	Principal Occupation
Omar Asali	450 Park Avenue, 27th Floor, New York, NY 10022	U.S.	President, Director
Thomas A. Williams	450 Park Avenue, 27th Floor, New York, NY 10022	U.S.	Executive Vice President, Chief Financial Officer
Richard H. Hagerup	450 Park Avenue, 27th Floor, New York, NY 10022	U.S.	Interim Chief Accounting Officer
Lap Wai Chan	450 Park Avenue, 27th Floor, New York, NY 10022	U.S.	Director
Thomas Hudgins	450 Park Avenue, 27th Floor, New York, NY 10022	U.S.	Director
Robert Leffler, Jr.	450 Park Avenue, 27th Floor, New York, NY 10022	U.S.	Director
Keith Hladek	450 Park Avenue, 27th Floor, New York, NY 10022	U.S.	Director
Robin Roger	450 Park Avenue, 27th Floor, New York, NY 10022	U.S.	Director
David Maura	450 Park Avenue, 27th Floor, New York, NY 10022	U.S.	Executive V.P., Director

A-1

Schedule B

HGI Controlling Persons

Name	Business Address	Citizenship	Principal Occupation
Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”)	c/o International Fund Services (Ireland) Limited, 78 Sir John Rogerson’s Quay, Dublin 2, Ireland	Cayman Islands	Investment Vehicle
Harbinger Capital Partners LLC (“Harbinger LLC”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Investment Manager of the Master Fund
Harbinger Holdings, LLC (“Harbinger Holdings”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Manager of Harbinger LLC, Managing Member of HCPSS (as defined below)
Harbinger Capital Partners Special Situations Fund, L.P. (the “Special Fund”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Investment Vehicle
Harbinger Capital Partners Special Situations GP, LLC (“HCPSS”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	General Partner of the Special Fund
Global Opportunities Breakaway Ltd. (the “Global Fund”)	c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, Cayman Islands KY1-1104	Cayman Islands	Investment Vehicle
Harbinger Capital Partners II LP	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Investment Manager of the Global Fund
Philip Falcone	450 Park Avenue, 30th Floor, New York, NY 10022	U.S.	Managing Member of Harbinger Holdings, Portfolio Manager of the Master Fund, Portfolio Manager of the Special Fund

B-1

Exhibit A

Transactions in the Shares

Transaction Date	(bought/sold)	Quantity	Price
October 22, 2012	(sold)	7,000,000	$13.00

Exhibit B

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, par value $.01 per share, of Crosstex Energy, Inc., dated as of September 16, 2011 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

HARBINGER GROUP INC.
By:	/s/ Philip A. Falcone
	Name:	Philip A. Falcone
	Title:	Chief Executive Officer

/s/ Philip A. Falcone
Philip A. Falcone

October 23, 2012